MARTHA STEWART LIVING OMNIMEDIA INC

2001 ANNUAL REPORT

The Whole Is Greater Than the Sum of the Parts



TABLE OF CONTENTS

outstanding growth 1

to our shareholders 2

the whole is greater than the sum of the parts 4

president's letter 5

publishing 6

television 8

merchandising 10

internet/direct commerce 12

business development 14

future 16

financial statements 17

corporate management & board of directors

investor information



GARDENING
KEEPING
COOKING & ENTERTAINING
WEDDINGS
HOLIDAY

outstanding growth

($ in millions except per share data)



REVENUE
22% CAGR
$133
4%
5%
9%
82%
$180
8%
8%
13%
71%
$232
15%
9%
13%
63%
$286
17%
9%
11%
63%
$296
17%
12%
10%
61%
1997
1998
1999
2000
2001
publishing
television
merchandising
internet/direct commerce



EPS
34% CAGR
$.14
$.26
$.24
$.43
$.45
1997
1998
1999
2000
2001



EBITDA
23% CAGR
$21
$33
$29
$41
$47
1997
1998
1999
2000
2001

to our shareholders

Martha Stewart Living Omnimedia, Inc. (MSO) had another outstanding year in 2001. Despite the difficult economy, we achieved record revenues; record earnings before interest, taxes, depreciation, and amortization (EBITDA); and record earnings per share. We made great progress in further establishing a strong foundation for our future growth.

In 2001, we increased our revenues 4 percent to $296 million, grew EBITDA 15 percent to $47 million, and increased net income 3 percent to $22 million, or $0.45 per share.

The year was marked by innovation and growth for many of our businesses. Among the highlights:

- By adding a very successful August issue, we increased the frequency of our flagship publication, Martha Stewart Living, to 12 times per year. Adweek named the magazine to its "Hot List" for an unprecedented sixth consecutive year.
- We more than doubled the number of specialty magazine issues we published to seven, including the premiere edition of Martha Stewart Kids.
- We introduced a new television show in October—from Martha's Home—on Home & Garden Television.
- Retail sales of our branded merchandise performed with excellence, driven by the introduction of the Decorating and Keeping lines of Martha Stewart Everyday products and by the very strong performance of Martha Stewart Everyday Garden products. Naturally, many of you are wondering how our retail business will be affected by Kmart Corporation's bankruptcy filing. We expect that Kmart will emerge from bankruptcy as a slightly smaller but stronger company. We will follow the situation very closely and evaluate any new developments. In any event, we are busy expanding our merchandising effort with a broad variety of partners.
- We announced the launch of a new specialty brand label—Martha Stewart Signature—that will introduce specialty paints, floor coverings, and furniture products through our partners The Sherwin-Williams Company, Shaw Industries, Inc., Bernhardt Furniture Company, and through our existing fabric program with P/Kaufmann, Inc.



- We demonstrated the portability of our brand across continents and cultures through the launch of a partnership with The Seiyu, Ltd., the seventh-largest retailer in Japan. Seiyu introduced reconfigured versions of Martha Stewart Everyday products in its 226 Japanese stores.
- We redesigned and relaunched our website, marthastewart.com, which now more effectively combines commerce and content and enables integrated database marketing.

In addition to the above, MSO has a very healthy balance sheet. At the end of 2001, MSO had $141 million in cash and no debt. The company is poised to deliver increased value to shareholders through well-planned organic growth and strategic acquisitions.

Our diversified business model helped us enormously in 2001 and should continue to result in future growth. We focus on eight core content categories—home, cooking and entertaining, gardening, crafts, holiday, keeping, weddings, and baby and kids—and these define the domestic arts, which are of greatest interest to our readers and viewers. We provide our "how to" information in these content areas through our four business segments—Publishing, Television, Merchandising, and Internet/Direct Commerce.

The ancient Greeks had a single word—"synergia"—to express the often-used phrase "the whole is greater than the sum of the parts." Both the single word and the phrase nicely describe what MSO is all about. The pre-Socratics imagined the world to be made up of individual chunks of primordial elements, which, though each quite simple in isolation, formed the richness of existence when brought together. We like to think that MSO exemplifies "synergia."

Through interaction and cooperation, all of our "parts" combine into a strong and effective "whole," and each business segment benefits the others. For example, a person who tunes in to one of our TV shows may become a subscriber to Martha Stewart Living magazine. If that viewer wants to look up a recipe discussed on the show, he or she can find it on our website. The website will introduce that viewer to our vast assortment of appropriate merchandise. Thus, the diversity of our model ensures that the whole of our company is much greater than the sum of the parts.

This "greater than the sum of the parts" approach clearly appeals to advertisers as well. More than 70 percent of our top 25 advertisers now advertise in more than one of our media platforms.

What we accomplished in Japan in 2001 illustrates how effectively our omnimedia strategy works. In addition to creating the merchandise mentioned earlier, we also launched a Japanese version of Martha Stewart Living—Martha Stewart Martha magazine. (The majority of editorial content comes from the vast asset library of Martha Stewart Living magazine, and the remainder of the editorial is created by Martha Stewart Japan's editorial staff.) The publication complements our existing television programming on Japan's Shop Channel and LaLaTV, a Japanese cable network for women.

Such cross-pollination can only work when you have a very powerful brand, and we are exceedingly proud of ours. The strength of our brand derives from the quality and care we put into all of our content—both information and products—and our in-depth knowledge of our core content areas. Recently, I found a memo that I wrote to our staff in 1991, when we had only 15 or so employees. I was struck by the fact that the principles that guided us then continue to guide us today. The following list of questions and principles comes from that memo verbatim:

We must remember our reader: What does the reader want and need? Are we providing that information, that inspiration? Are our articles clear, thorough, precise? Is the information sufficient?

Are we retaining our focused approach to living?

Are we being positive? Are we editing our information in an aesthetic, useful fashion?

Are we maintaining a sense of energy?

Are we creating a magazine that is different in every way from all the others?

Everything that relates to the magazine should reflect the magazine's spirit and philosophy.

Our company is far more complex today, but the underlying spirit remains. We are constantly evolving as we pursue profitable new business opportunities, but we have seen no need to alter our core values. They serve us well.

People associate the Martha Stewart brand with quality, creativity, and the importance of the home. They recognize that we present information in an appealing and comprehensive manner—and that this information can enhance their lives in many ways. Our job is to turn readers and viewers into doers—to improve their lives and bring families closer together. In that sense, today's renewed emphasis on family and home—and on what truly matters in life—plays into our strengths.

We will continue to expand internationally, to add new content areas, and to create new products that improve the quality of the lives of our audience. The creative and financial strengths of MSO, and the energy of our employees, will help us build value over the long term.

We would like to acknowledge our two new directors, distinguished businesswoman Darla D. Moore, a partner in Rainwater, Inc., and successful investor Jeffrey W. Ubben, managing partner of ValueAct Capital Partners. They have already made significant contributions to our company. I would like to thank Charlotte Beers, who served on our board of directors from 1998 until late 2001, when she was tapped by President Bush's administration. We sincerely appreciate her intelligent contributions and time during her tenure. John Doerr served on our board as a director of MSO since its inception, and I thank him for the excellent advice and help he provided over the years.

I also thank our many dedicated employees for making this the best year in the history of Martha Stewart Living Omnimedia, Inc. I am surrounded by creative, talented, vibrant, and enthusiastic people who help make working life a joy, and who enhance the quality, the scope, and the reach of our products each and every day.

And, shareholders, I thank you for your support.

Martha Stewart

MARTHA STEWART
Chairman & Chief Executive Officer

A single idea from a content area—such as the versatility of pansies from gardening—originates in the creative core and is distributed and repurposed across multiple media, merchandising, and electronic platforms. This business model turns dreamers into doers, while providing a high degree of operating leverage and related EBITDA.


MARTHA STEWART
Living
pansies


In Martha Stewart Living magazine, readers learn how to save a bit of summer by pressing pansies to make cards, a wreath, or a set of glass coasters.




On our various Martha Stewart television programs, Martha shares ideas for pansies, generating consumer demand for kits, tools, and other products, such as the pansy coaster kit, available in our merchandising channels.


TRIMARDEAU MIX
pansy

BLACK
pansy

Our seasonal offerings at retail, such as the Martha Stewart Everyday pansy seed packets sold at Kmart, reach the widest possible audience. They enable our dreamers "to do" pansy ideas from the magazine or other platforms.


MARTHA BY MAIL



Inspired consumers can shop our Martha by Mail catalog or at marthastewart.com to purchase kits for pressing flowers, including the coaster kit and a professional plant press.



One of the most difficult tests for a small-cap growth company like ours is its ability to succeed and to display resilience in hard economic times. In 2001, MSO passed this test with flying colors. 2001 turned out to be one of the most trying economic and operating environments for our four industry segments in the last 30 years—led by a severe advertising downturn, followed by the Internet industry shakeout, and then by substantial pressures at retail. Nonetheless, MSO delivered record earnings and earnings per share in 2001—and double-digit EBITDA growth of 15 percent—giving us great confidence that our company has a very bright future.

We are also very proud that our efforts over the last few years have made us a more diversified company. We ended 2001 less dependent than many of our competitors on any particular business segment for the overall growth of our bottom line—a factor that helped us weather the 2001 storm as well as we did. For example, in 1997, 82 percent of our revenue base came from our Publishing segment. In 2001, Publishing accounted for only 61 percent of our base, even though Publishing revenues grew 67 percent during that period. That's because we have grown our other segments even more significantly. Moreover, due to our omni business model, we are also not overly dependent on a single advertising category or set of advertisers.

So, how were we able to perform so well and diversify in a tough marketplace? There are three key reasons: (1) the power of our brand vision—"how to" for the home and the homemaker; (2) the leverage in our omni business model—leverage that ensures that the "whole is greater than the sum of the parts" (as illustrated by the example relating to pansies on the facing page at left); and (3) the skill and leadership of our executive management team—more than half of whom have been with Martha Stewart for nearly 10 years or more.

One of the major assets of our company is our stellar management team. In particular, I would like to individually recognize the performance of our 2001 executive officers: Gael Towey, SEVP, Creative Director; Greg Blatt, EVP, Business Affairs and General Counsel; Dora Cardinale, EVP, Print Production; Jim Follo, EVP, Chief Financial Officer; Margaret Roach, EVP, Editor-in-Chief; Suzanne Sobel, EVP, Advertising Sales and Marketing; and Lauren Stanich, EVP, President of Publishing. Under the leadership of these individuals, and with the help of other equally able and brilliant senior managers and employees, we accomplished the many things we present to you with pride in the pages of this year's annual report. I'm sure that, if asked, each of these officers would acknowledge that the results of our team effort are greater than the sum of their individual accomplishments.

Our team has a number of challenges ahead that we have embraced as company goals. We need to drive our Internet/Direct Commerce segment to profitability. We need to continue to grow Publishing through new titles and special issue publications, and through the selling of omnimedia advertising packages and co-branded marketing programs. We need to diversify Television programming beyond the Martha Stewart Living show franchise. We need to continue to provide our consumers top-quality merchandise at multiple price points and distribution channels for all of our core content areas. And we need additional international expansion for all of our business segments. For MSO, these challenges equal opportunities, and we believe in our ability to capture them.

In short, our highly talented employees, the strength of our brand vision, and the power of our leveraged business model ensure that the whole of what we do is greater than the sum of the parts. In 2002, we expect them to produce another record year.

Sharon Patrick

SHARON PATRICK
President & Chief Operating Officer


MARTHA STEWART
BATIK PRINTS
TAG-SALE DECORATING
CANARIES

We published an August issue of Martha Stewart Living magazine for the first time, which had a significant positive impact on profits within our Publishing segment.


MARTHA STEWART
Martha
マーサのクリスマス
2002年
Gingerbread
マーサの
焼きっぱなしお菓子

Yes, Martha Stewart Living does translate into Japanese. Throughout Japan, consumers are eagerly grabbing up copies of the latest Japanese magazine, Martha Stewart Martha.


A SPECIAL ISSUE

Martha Stewart Weddings magazine continued its strong performance, demonstrating that it is a powerful stand-alone franchise that introduces new generations to the brand.


baby
SWADDLING

What can you do with a child under age three? Hundreds of thousands of parents are turning to Martha Stewart Baby to find out.


MARTHA STEWART
kids
IMAGINE
CREATE

Martha Stewart Kids magazine was inspired by the success of Martha Stewart Baby. Its mission is to help parents and kids discover, learn, and work together.


MARTHA STEWART
Holiday
cookies

A repeat special issue in 2001 was Martha Stewart Holiday. This year's issue focused on holiday cookies, and readers pronounced it absolutely delicious.


MARTHA STEWART
Living
technology

Our special issue Martha Stewart At Home with Technology demonstrates the compatibility of technology with our crafts and keeping core content areas.


GOOD THINGS FOR ORGANIZING

Our book business had another strong year. One of our best-sellers: Good Things for Organizing sold more than 270,000 copies.

Publishing is our largest business segment, representing 61 percent of our total revenues in 2001. The segment's performance in 2001 was marked by an increase in product offerings, allowing us to deliver strong results in spite of a challenging advertising market.

With the addition of an August issue, our Martha Stewart Living magazine went to a monthly publishing frequency for the first time. Its circulation was more than 2.4 million in 2001. And these readers are eager to share the magazine with others. In fact, each issue is read by nearly 14 million people.

We are continuing to evolve and expand the editorial mix of our flagship publication. In an attempt to meet readers' needs and broaden our appeal to advertisers, we will increase the frequency of financial and travel-related editorial pages in the magazine.

Martha Stewart Living generates enormous loyalty and goodwill, and that has helped us dramatically expand the number of magazines that we publish. In 2001, we published 23 magazines, compared with 18 in 2000; 2001 included seven specialty issues, compared with three in 2000. It is the limitless nature of the eight core content areas and the quality of our "how to" information that allow us to grow.

Last year, we introduced Martha Stewart Kids, a magazine featuring creative projects, games, recipes, and inspiring ideas for children aged three to 10—and for their parents. The magazine was an immediate hit. A second issue followed in November, and in 2002 Martha Stewart Kids will be published four times.

We also produced two issues of Martha Stewart Baby magazine, which addresses the parents of children from birth to age three. Both issues were single-sponsored by babyGap. Other special issues included Holiday Cookies and At Home with Technology, an exciting new concept issue sponsored by Hewlett-Packard.

Martha Stewart Weddings magazine continues as a quarterly, and it had a very strong year with advertising pages increasing year-over-year in a tough advertising climate. In 2001, revenues received from our magazine operations constituted the substantial majority of our Publishing revenues.

This past year, we clearly demonstrated that the values and information associated with our brand are truly global in nature. That's because throughout the world, people long to bring more joy into their homes, to entertain, to make beautiful objects, and to do the many different things that can bring their family closer together. In December, we launched Martha Stewart Martha magazine in Japan, based primarily on material from our asset library. The magazine will be published six times in 2002, and we expect to increase its frequency thereafter. We receive a royalty based on revenues of the magazine.

More than 1.3 million Martha Stewart Living books were sold last year. Our best-selling title was Christmas with Martha Stewart Living: Classic Crafts and Recipes for the Holidays. Good Things for Organizing, Halloween, and Annual Recipes 2002 also performed well.

In 2001, we expanded our music library, adding two new CDs—Martha Stewart Baby: Sleepytime, and Martha Stewart Living: Summer Entertaining.

We also continue to have strong content distribution on radio and in newspapers around the country. Our askMartha radio show now airs on more than 360 stations nationwide, and our askMartha column is published in more than 220 newspapers.

We are well aware that Publishing is a key driver of our financial performance. By creating outstanding editorial content and intelligently repackaging those stories in special issues, books, and on the Internet, we can continue to expand our audience and improve our profitability.




HOME FOR THE HOLIDAYS
TUESDAY
DECEMBER 4
8PM ET/PT
CBS




from Martha's
home
HGTV

Television's output of series and specials was at its highest level ever in 2001. From Maine to California, television viewers had more than 30 opportunities every week to watch our programming at any part of the day from 8:30 a.m. on CBS' The Early Show to 8:00 p.m. on the Home & Garden Television Network. In fact, our television viewers tuned in more than 15 million times a week to watch Martha.



Martha and her niece Sophie Herbert make soap with our kit from Martha by Mail.



Martha eats a Monte Cristo sandwich with "The Count," MSO TV editor Sean Steyer.



Martha and MSO CIO Sheila Beauchesne show viewers how to make custom cards with marthascards.



"Dr. Stewart" and her nephew Charlie Plimpton at work in their laboratory.



Martha and her mother bake a Christmas stollen.



Deputy crafts editor Jodi Levine and Martha create adorable costumes for child and parent.



Pet expert Marc Morrone and his exotic birds visit with Martha.



Martha meets with antiques expert Rufus Foshee.

Our nationally syndicated Martha Stewart Living program continues to reach a broad range of demographic groups on a daily basis. We feature experts on crafts, gardening, collecting, and organizing. Our guests also include world-renowned chefs and celebrated home cooks. Pictured here are a number of the visitors who have joined us through the years.

It was a year of achievement for our Television segment. We launched a new cable series on Home & Garden Television, from Martha's Home; entered the third season of our daily prime-access cable series from Martha's Kitchen in partnership with the Food Network; and scored a prime-time ratings success with our fifth holiday special on the CBS Television Network, Home for the Holidays with Martha Stewart.

In 2001, Television segment revenues represented 10 percent of the company's total revenues. Our output of series and specials expanded during the year. We currently produce a total of four daily series for television. On broadcast television, our longest running series, Martha Stewart Living, now in its ninth season and syndicated by King World Productions to more than 190 television stations spanning nearly 90 percent of U.S. households, earned an Emmy Award for "Outstanding Service Show."

The year 2001 was especially notable for the launch of from Martha's Home, which debuted on HGTV with a Halloween special scheduled for broadcast to cross-promote MSO Publishing's Halloween book. This season's premiere was the most highly rated program on HGTV in October. Additionally, from Martha's Garden, another new series, debuted on HGTV on December 31, 2001. Both series are composed exclusively of existing segments that have already aired on our nationally syndicated daily show. The "repurposing" of evergreen material from high-quality original programming has proven to be an effective business model and underscores the value of our television asset library.

Completing our reach across all broadcast dayparts, we produced our fifth annual holiday special on CBS, and received a 7.0 household rating to win the highly competitive 8:00 p.m. time slot. In 2001, we also produced three specials for the QVC Network, our first-ever PBS Pledge Special, and four specials for the Food Network.

Beyond providing a healthy revenue stream, our television programming also serves as a cross-promotional engine, which drives brand awareness and consumers to other MSO products. Our programming has generated sales of thousands of subscriptions to Martha Stewart Living magazine, and over the past several years literally dozens of crafts projects produced for the daily television program have gone on to become revenue-generating products for our Martha by Mail catalog.

The quality of our programs and their useful information have resonance in the international market. In 2001, Martha Stewart Living aired on LaLa TV in Japan, GloboSat in Brazil, and on HGTV Canada and Life Network in Canada. In fact, Martha Stewart Living had the largest audience of any weekday stripped program on the HGTV Canada prime-time schedule. From Martha's Kitchen also airs on the Food Network in Canada.





MARTHA STEWART EVERYDAY KEEPING *To help our consumers get organized, we launched the Martha Stewart Everyday Keeping program in 2001. The products are essential tools for organizing kitchens, pantries, closets, and laundry rooms.*



3, 4, & 5 STAR PROGRAM *We also completed the relaunch of our 3Star, 4Star, and 5Star price/quality identification program in our bed and bath lines. This important identification system helps our consumers differentiate among and select from "good," "better," and "best" product offerings based on their budget and desired quality and style.*



MARTHA STEWART EVERYDAY DECORATING
We launched the Martha Stewart Everyday Decorating program last year. Products include lamps, picture frames, mirrors, clocks, and candles.


MARTHA
MARTHA STEWART
everyday
掛布団カバー
COMFORTER COVER
ダブルロング
サイズ：190cm × 210cm

MARTHA STEWART EVERYDAY IN JAPAN
We introduced more than 1,500 SKUs of our Martha Stewart Everyday products into the 226 stores of The Seiyu, Ltd., Japan's seventh-largest retailer. Some of our products, including sheets and towels, were reconfigured to suit Japanese standards.

In 2001, our Merchandising segment revenue represented 12 percent of the company's total revenues. Merchandising rolled out new products and expanded existing product lines, laying the ground work for future growth. We introduced new merchandising categories, established new partnerships, and found exciting ways to reach many different kinds of consumers. Our merchandise strategy is to sell the best products at multiple price points through distribution channels that span the retail pyramid. At the base of the pyramid is our mass-market retail program, the middle is the specialty retail channel, and the top is the high-end market, principally served through our Internet/Direct Commerce segment.

One of our most important efforts during the year was the expansion of Martha Stewart Signature. The brand label is designed to target a higher-end specialty consumer than our essential mass-market products. We introduced the line in 1999 with a fabric program in partnership with P/Kaufmann. The fabric collections are available at more than 200 fabric retailers nationwide, including Calico Corners, and through more than 2,000 interior designers. In 2001, we established several new partnerships that should significantly increase our presence in the middle tier of the merchandise pyramid.

In the spring, we will introduce our 416-color paint palette available exclusively in more than 1,500 Sherwin-Williams stores. Each color can be mixed in a variety of top-quality Sherwin-Williams paints. In the summer, we will introduce a new line of floor coverings (broadloom carpeting, hardwood flooring, linoleum, and porcelain tile) produced in conjunction with Shaw Industries, Inc., which will be available at fine stores throughout the country. And, in early 2003, we will bring out a new line of bedroom, dining room, and living room furniture that we are creating along with Bernhardt Furniture Company. These programs will increase earnings and create diversity within the segment.

In Martha's letter, you can find a discussion of one of our other new retail partners, The Seiyu, Ltd., Japan's seventh-largest retailer, which has helped us enter the Japanese market with more than 1,500 SKUs of our Martha Stewart Everyday products. Some of the items were redesigned to serve the Japanese market; sheets and towels, for example, were produced in smaller sizes. Our experience in Japan indicates that the fascination with American culture and products can work to our advantage around the world.

During 2001, we signed a new long-term agreement with Kmart Corporation, which provides for continued growth of the Martha Stewart Everyday program at mass-market. In this channel, we launched two entirely new programs and added terrific products to existing lines. The Martha Stewart Everyday Keeping line has nearly 250 SKUs that provide customers with products that can help them organize their lives, with a special emphasis on their kitchens, pantries, laundry rooms, and closets. The Martha Stewart Everyday Decorating program has nearly 350 SKUs, including items such as picture frames, lighting, mirrors, and candles.

We enhanced our Martha Stewart Everyday line by completing the relaunch of our price/quality identification program in our bed and bath lines, adding our first full-size fleece blanket and 100 percent Pima cotton sheets and towels. In our Kitchen program, we added wine glasses, new ceramic bakeware, additional cutlery, and a nine-piece wok set. We enjoyed exceptional sales of our Martha Stewart Everyday Garden products, especially patio sets and lawn furniture. In the fall, we will launch our mass-market Martha Stewart Everyday Holiday line.

You will continue to see new product development from us in the Merchandising segment across our core content areas and throughout the retail pyramid. We recognize that our millions of customers have varying needs, and we will continue to develop high-quality products to meet them.


marthastewart.com
MARTHA
STEWART
the perfect table
our favorite collections


MARTHA BY MAIL


EXCLUSIVE
WEDGWOOD
Wedgwood Drabware Collection


Reversible Toile/Stripe Duvet Cover and Shams

NEW HOME PAGE *We relaunched our website in November, making it much easier to navigate. We improved both the content and the commerce portions of the site, and found creative and interesting ways to link them. The advantage for consumers: faster checkout and personalization of buying patterns. The advantage for us: better targeting abilities.*

TRANSACTION PAGE *The average monthly number of unique visitors on our website increased 50 percent last year, with many first-time visitors discovering a cornucopia of appealing products available for purchase.*


Chocolate Strawberry Ice Cream Sandwiches


Encyclopedia of Plants
encyclopedia
of plants

RECIPE FINDER *A large portion of our visitors came to our site to find recipes demonstrated on one of our television shows.*

ENCYCLOPEDIA OF PLANTS *At the Encyclopedia of Plants section of our website, gardening enthusiasts can identify plants that are appropriate for their specific soil, sun, and rain conditions.*

Our Internet/Direct Commerce segment represented 17 percent of the company's total revenues in 2001. There were a number of achievements in our Internet/Direct Commerce business, and we believe that the progress made during the year will provide the foundation for future growth and profitability.

Our Internet/Direct Commerce segment is an important component of our omnimedia strategy. Through our website, marthastewart.com, we deliver how-to content and home-related products to our consumers and provide yet another outlet for our advertisers to reach our dedicated audiences. We also provide our customers a convenient way to order or renew a subscription, print a recipe featured on one of our television programs, order Martha Stewart Everyday products, or communicate with us. Our Martha by Mail catalog provides us with an alternate means of marketing and showcasing our product offerings and a valuable resource for acquiring new commerce customers. In 2001, the substantial majority of the segment's revenues were derived from the sale of merchandise.

All of our businesses—from magazines to TV programs to books—encourage consumers to visit our website for more information and shop in our online catalog. And those consumers come by the millions. According to Nielsen//NetRatings, we had more than 1.7 million average monthly unique visitors in 2001, 53 percent more than the prior year.

In November, we completed the rearchitecture of our website. The new site more efficiently links content to merchandise. We now offer better customer personalization and easier and quicker procedures at checkout. We will have greater targeted marketing capabilities, which will allow us to better serve our customers and visitors to the site, recommending to them products based on previous purchases or merchandise related to a content search. Our new site is also better equipped to handle increased traffic and transactions, which we expect to yield positive results in the future.

Visitors who come to the site to get recipes, crafts project instructions, and decorating ideas can now find more than 2,800 items available for purchase, everything from bedding to soap-making kits. (We added more than 800 SKUs in 2001.) In addition, we made improvements to our Martha by Mail catalog. In late 2001, we sent out a significantly redesigned and enlarged catalog, with many first-time product offerings. Best-selling merchandise from our direct commerce business included toile fabrics, Matelasse bedding, and Drabware, the khaki-colored china made exclusively for us by Wedgwood (pictured on the opposite page), along with perennial favorites, such as our lip-balm kit and garden clogs.

In 2001, we made our first-ever acquisition, buying The Wedding List, a multi-channel retailer. The purchase marks our entry into the wedding registry and gift category.

In early 2002, we hired a new and experienced senior management team to run our Internet/Direct Commerce operations. Their mission: to build a profitable direct commerce business, using the Martha Stewart brand, while reducing operating costs. In early 2002, we moved our fulfillment and call centers to a more competitive, modern facility. We expect this move to have a positive impact on our revenues and costs.

We will continue to offer attractive new items to shoppers, no matter what channel they choose to use. Every day, we are integrating the Internet more seamlessly into our business strategy, improving both its editorial content and product offerings. We encourage readers and viewers to visit the site to find TV programming information. This stimulates viewership and increases brand loyalty. And it is yet another reason that the Internet remains a crucial part of our omnimedia strategy.

1982 | 1991 | 1992 | 1993 | 1994 | 1995 | 1996 | 1997



Entertaining book published



Martha Stewart Living magazine launches as a quarterly publication

MARTHA STEWART LivingTelevision

Martha Stewart Living launches as weekly half-hour television program



Martha Stewart Living magazine increases frequency to six issues per year

Martha Stewart Living magazine increases rate base to 500,000



Martha Stewart Weddings magazine launches as an annual publication



First Best of Martha Stewart Living continuity book published



Martha Stewart Living magazine expands to ten issues per year



Ask Martha: Delicious summer sandwiches

askMartha syndicated newspaper column is published in the United States and Canada



Second Martha Stewart Living prime-time Christmas special airs on CBS

MARTHA STEWART everyday™

Martha Stewart Everyday bed, bath, and paint collections launch at Kmart

Martha Stewart Living television program expands to six days per week

Weekly television segment on CBS This Morning debuts

askMartha radio program launches

marthastewart.com

marthastewart.com launches



MARTHA BY MAIL

Release of first Martha by Mail catalog

1998



Martha Stewart Everyday kitchen textiles, window treatments, and bath accessories launch at Kmart and Zellers

Martha Stewart Everyday paints launch at Sears in the United States and Canada


Living
SPECIAL ISSUE

First special issue published

Martha Stewart Living television program earns Emmy Award for "Outstanding Directing in a Service Show"

1999


weddings

Martha Stewart Weddings becomes a quarterly publication



Martha Stewart Living Omnimedia goes public on the New York Stock Exchange

from Martha's Kitchen television program begins to air daily on the Food Network cable channel

Martha Stewart Living weekday television program expands to one hour



Flower business, marthasflowers.com, launches

2000



Martha Stewart Everyday Garden seeds and live plants program launches at Kmart

Martha Stewart Everyday cookware and tabletop programs launch at Kmart and Zellers


Holiday
Halloween

Successful Halloween program *launches across all business segments*

2001


Living

Martha Stewart Living magazine expands to twelve issues per year.



Martha Stewart Everyday Keeping and Decorating products launch at Kmart

New long-term merchandise agreement with Kmart signed


Kids
ANNUAL RECIPES

Martha Stewart Kids launches

Martha Stewart Living Annual Recipes published

from Martha's Home television program launches on the Home & Garden Television cable network


Martha

Martha Stewart Martha magazine and Martha Stewart Everyday at Seiyu launch in Japan

future

We are enthusiastic about the future at Martha Stewart Living Omnimedia, Inc. Everywhere we look, we see exceptional opportunities in our core content areas for all four of our business segments. One of our key missions is to increase the size of our asset library and continue to find creative ways to unlock its value. We consider our asset library to be the greatest asset of our company.

We will continue to test and develop new magazine titles, as well as new TV programming. We are convinced that our audience will welcome these new properties—if they are created with the taste and attention to detail that defines our brand. The more than 300,000 letters we receive annually suggest that our audience wants more advice and information from us. Clearly, the new material that we create for any new magazines and programs will broaden our library and further enhance its value.

We will seek out acquisition opportunities that will help meet the needs of our core audience and increase our profitability. Our very strong balance sheet—we have nearly $3 per share in cash and no debt—gives us a great deal of financial flexibility. Although we are confident that our internal growth will continue, we believe that we can supplement that growth by making attractive acquisitions at reasonable values.

One of our most important goals for the near future is to achieve improved financial performance in our Internet/Direct Commerce business. We will work to increase our revenues, improve operating efficiencies, and reduce losses in the next fiscal year. While financial results to date have not met our objectives, we remain confident in this segment's potential to grow and achieve profitability. (We have committed to taking the necessary steps to ensure that losses in this segment are eliminated by fiscal 2004.)

Our three-pronged success (magazine, retail, and TV) in Japan has made us even more encouraged about expansion opportunities abroad. We expect to introduce our brand—in a variety of forms—to millions of new customers around the world.



An important part of our future will be addressed by three new Martha Stewart Signature programs. Our Paint Palette, developed in partnership with Sherwin-Williams, will debut in the spring and features 416 indoor colors. The Martha Stewart Signature floor covering program, produced for us by Shaw Industries, will reach leading retailers in the summer. Featured items will include broadloom carpeting, area rugs, hardwood floors, laminates, and ceramic tiles. In early 2003, we will introduce an elegant line of bedroom, dining room, and living room furniture, crafted for us by Bernhardt Furniture. We are already an integral part of many Americans' homes; in the future, we hope to play an even more important role.

We will create exciting new branded products in new and exciting categories. We have enjoyed extraordinary growth in merchandising, and we expect that growth to continue. In addition to the furniture, floor covering, paint, and fabric products that are the foundation of our Martha Stewart Signature program, we will develop many new Martha Stewart products in the coming years.

As we expand our omni business model, we will strive to make sure that every product we offer is consistent with the image of our brand. We have worked hard to make the Martha Stewart name stand for something that is truly valuable to the consumer. While our products bring enormous pleasure to people, our consumers ultimately come to value the contributions that the brand makes to their lives more than the contributions of our particular products. In this way, the whole truly is greater than the sum of its parts. That is a profound foundation upon which we can build for the future.

And we will.

financial statements

SELECTED FINANCIAL DATA

YEARS ENDED DECEMBER 31

(in thousands except per share data)

	2001	2000	1999	1998	1997[3]
INCOME STATEMENT DATA					
REVENUES					
Publishing	$ 181,708	$ 179,218	$ 145,520	$ 127,020	$ 108,694
Television	29,522	32,464	30,590	23,351	12,396
Merchandising	35,572	24,345	20,200	15,004	6,919
Internet/Direct Commerce	48,825	49,739	36,004	14,673	4,812
Total revenues	295,627	285,766	232,314	180,048	132,821
Income from operations	34,079	31,707	22,322	27,385	16,591
Net income	21,906	21,278	25,569	23,806	13,929
Pro forma net income[1]	$ 21,906	$ 21,278	$ 11,692	$ 12,989	$ 6,891
PER SHARE DATA					
Earnings per share					
Basic	$ .45	$ .44			
Diluted	$ .45	$ .43			
Weighted average common shares outstanding					
Basic	48,639	48,678			
Diluted	49,039	49,623			
FINANCIAL POSITION					
Cash and cash equivalents	$ 141,162	$ 127,425	$ 154,749	$ 24,578	$ 9,971
Total assets	311,621	297,414	281,771	125,372	105,706
Long-term debt	—	—	—	27,650	30,000
Shareholders' equity	222,192	196,116	199,402	36,815	13,235
OTHER FINANCIAL DATA					
EBITDA[2]	$ 46,844	$ 40,797	$ 28,882	$ 32,919	$ 20,518
Cash flow from operating activities	19,389	39,538	28,304	17,524	44,573
Cash flow used in investing activities	(8,059)	(38,068)	(6,298)	(341)	(12,896)
Cash flow from (used in) financing activities	2,407	(28,794)	108,165	(2,576)	(21,791)

1 Pro forma net income reflects the income taxes that would have been recorded had the Company been a "C" Corporation for the years 1997 through 1999.

2 EBITDA represents earnings before interest, taxes, depreciation and amortization. EBITDA is not intended to represent cash flow from operations and should not be considered as an alternative to net income as an indicator of the Company's operating performance or to cash flows as a measure of liquidity. The Company believes EBITDA is a standard measure commonly reported and widely used by analysts, investors and other interested parties in the media industry. Accordingly, this information has been disclosed herein to permit a more complete comparative analysis of the Company's operating performance relative to other companies in its industry. This measure may not be comparable to similarly titled measures used by other companies.

3 See note 1 to the consolidated financial statements regarding the acquisition of certain assets and liabilities from Time Publishing Ventures, Inc. on February 3, 1997.

RESULTS OF OPERATIONS

Comparison of Year Ended December 31, 2001, to Year Ended December 31, 2000

REVENUES Total revenues increased $9.9 million, or 3.5%, to $295.7 million for the year ended December 31, 2001, from $285.8 million for the year ended December 31, 2000. Publishing revenues increased $2.5 million, or 1.4%, to $181.7 million for the year ended December 31, 2001, from $179.2 million for the year ended December 31, 2000. Circulation revenues increased $4.1 million, slightly offset by advertising revenue decreases of $1.5 million for the year ended December 31, 2001. Circulation increases primarily resulted from the increased frequency of Martha Stewart Living magazine, as well as increased circulation revenues from special issue publications. Martha Stewart Living magazine was published 12 times in 2001, compared with eleven times in 2000. In 2001, the Company published seven special interest magazines compared with three special interest magazines in 2000. Advertising revenues decreased primarily as a result of a lower number of advertising pages sold in Martha Stewart Living magazine, partially offset by increases from the special interest publications. Television revenues decreased $2.9 million, or 9%, to $29.5 million for the year ended December 31, 2001, from $32.5 million for the year ended December 31, 2000. The decrease is due primarily to reduced advertising revenues resulting from lower industry-wide advertising rates and lower ratings from our syndicated daily program. We expect these lower industry-wide advertising rates to continue throughout 2002. Merchandising revenues increased $11.3 million, or 46%, to $35.6 million for the year ended December 31, 2001, from $24.3 million for the year ended December 31, 2000, primarily as a result of revenues received from new product introductions in 2001 and an increase in royalty rate under our new agreement with Kmart Corporation, effective August 1, 2001. On January 22, 2002, Kmart filed for bankruptcy under Chapter 11. Kmart has indicated that they intend to close a number of stores as part of their reorganization in 2002. The revenues we receive from Kmart are based upon retail sales of our products. Accordingly, our revenues will be impacted in the future by the actual number of store closings. Internet/Direct Commerce revenues decreased $0.9 million, or 1.8%, to $48.8 million for the year ended December 31, 2001, from $49.7 million for the year ended December 31, 2000, due primarily to decreased advertising revenues of $2.7 million, partially offset by increased merchandise sales of $1.7 million.

PRODUCTION, DISTRIBUTION AND EDITORIAL Production, distribution and editorial expenses increased $2.6 million, or 1.6%, to $160.0 million for the year ended December 31, 2001, from $157.4 million for the year ended December 31, 2000. Publishing segment costs increased $3.6 million, reflecting the increased number of issues produced in 2001. Merchandising costs increased $3.2 million due to the elimination of cost reimbursements from Kmart Corporation as part of our new agreement, which commenced in August. Internet/Direct Commerce costs decreased $3.6 million primarily due to a reduction in catalog production and distribution costs of approximately $4.5 million due to lower catalog circulation and reductions in outside consulting fees of approximately $2.5 million, partially offset by $3.8 million in Wedding List costs.

SELLING AND PROMOTION Selling and promotion expenses increased $.6 million, or 1%, to $46.7 million for the year ended December 31, 2001, from $46.1 million for the year ended December 31, 2000. Publishing segment costs decreased $1.4 million, resulting primarily from reduced circulation costs. Internet/Direct Commerce segment costs increased $1.4 million, resulting primarily from costs associated with the acquired Wedding List business.

GENERAL AND ADMINISTRATIVE General and administrative expenses increased $.7 million, or 2%, to $42.1 million for the year ended December 31, 2001, from $41.5 million for the year ended December 31, 2000. The higher expenses have been incurred primarily as a result of higher occupancy costs related to our new office facility, which we began occupying in December 2000.

DEPRECIATION AND AMORTIZATION Depreciation and amortization increased $3.7 million, or 40%, to $12.8 million for the year ended December 31, 2001, from $9.1 million for the year ended December 31, 2000. The increase is primarily attributable to depreciation from our higher levels of property and equipment associated with the new facility.

INTEREST INCOME, NET Interest income, net, was $3.9 million for the year ended December 31, 2001, compared with $5.6 million for the year ended December 31, 2000. Interest income for the year ended December 31, 2001, resulted from lower interest rates applied to slightly higher average cash balances.

INCOME TAX PROVISION Income tax provision for the year ended December 31, 2001, was $16.1 million, representing a 42.3% effective income tax rate as compared with $16.0 million and an effective rate of 42.9% for the year ended December 31, 2000. The reduced rate during 2001 was attributable primarily to lower state income taxes.

NET INCOME Net income was $21.9 million for the year ended December 31, 2001, compared with net income of $21.3 million for the year ended December 31, 2000, as a result of the above mentioned factors.

Comparison of Year Ended December 31, 2000, to Year Ended December 31, 1999

REVENUES Total revenues increased $53.5 million, or 23%, to $285.8 million for the year ended December 31, 2000, from $232.3 million for the year ended December 31, 1999. Publishing revenues increased $33.7 million, or 23%, to $179.2 million for the year ended December 31, 2000, from $145.5 million for the year ended December 31, 1999. This increase reflects an increase in advertising revenues of $25.1 million, primarily due to an increase in advertising pages sold in Martha Stewart Living magazine and Martha Stewart Weddings, as well as the increased frequency of special interest publications. Martha Stewart Living magazine was published eleven times in 2000, compared with ten times in 1999. In 2000, the Company published two issues of Martha Stewart Baby and one issue of Martha Stewart Holiday-Halloween 2000, compared with 1999, when one special issue was published. Circulation revenues increased $8.8 million for the year ended December 31, 2000, primarily as a result of the increased frequency of Martha Stewart Living magazine, higher average circulation from issues published in 2000 as well as increased circulation revenues from special publications. Television revenues increased $1.9 million, or 6%, to $32.5 million for the year ended December 31, 2000, from $30.6 million for the year ended December 31, 1999. The increase is due primarily to additional revenues of $2.2 million associated with higher distribution of the second half hour of our Martha Stewart Living program and additional revenues of $1.3 million earned from our cable program From Martha's Kitchen, which began broadcasting in September 1999, partially offset by reduced advertising revenues of $1.4 million on the Martha Stewart Living program due primarily to lower ratings during the year ended December 31, 2000. Merchandising revenues increased $4.1 million, or 20%, to $24.3 million, for the year ended December 31, 2000, from $20.2 million for the year ended December 31, 1999, primarily as a result of increased revenues earned on our Martha Stewart Everyday products sold at Kmart. Internet/Direct Commerce revenues increased $13.7 million, or 38%, to $49.7 million for the year ended December 31, 2000, from $36.0 million for the year ended December 31, 1999, due primarily to increased merchandise sales of $10.9 million and increased advertising revenues of $2.8 million.

PRODUCTION, DISTRIBUTION AND EDITORIAL Production, distribution and editorial expenses increased $31.4 million, or 25%, to $157.4 million for the year ended December 31, 2000, from $126.0 million for the year ended December 31, 1999. Internet/Direct Commerce costs increased $20.2 million due to increase in cost of goods sold and fulfillment costs of $8.7 million, resulting from higher revenues, as well as increased catalog production and distribution costs of $3.0 million, resulting primarily from higher catalog circulation. In addition, costs increased $6.7 million due to our continued investment in developing and maintaining our Internet site. Publishing segment costs increased $11.1 million, reflecting the increased number of issues published in 2000, as well as the increased number of pages printed resulting from a higher number of advertising pages sold per issue.

SELLING AND PROMOTION Selling and promotion expenses increased $6.6 million, or 17%, to $46.1 million for the year ended December 31, 2000, from $39.4 million for the year ended December 31, 1999. Publishing segment costs increased $5.0 million, resulting primarily from increased circulation costs incurred to support higher circulation revenues, including revenues from the publication of Martha Stewart Holiday-Halloween 2000 and two Martha Stewart Baby issues. Internet/Direct Commerce segment costs increased $1.5 million, resulting primarily from higher costs associated with higher advertising revenues.

GENERAL AND ADMINISTRATIVE General and administrative expenses increased $3.5 million, or 9%, to $41.5 million for the year ended December 31, 2000, from $37.9 million for the year ended December 31, 1999. The higher expenses were incurred primarily as a result of higher occupancy costs of $5.5 million needed to support growth in headcount, as well as increased compensation costs of $1.8 million, offset by lower professional fees of $1.9 million. Furthermore, 1999 included a contribution to an employee benefit plan of $1.2 million associated with our becoming a public company in October 1999.

DEPRECIATION AND AMORTIZATION Depreciation and amortization increased $2.5 million, or 39%, to $9.1 million for the year ended December 31, 2000, from $6.6 million for the year ended December 31, 1999. The increase is attributable to higher levels of property and equipment.

INTEREST INCOME (EXPENSE), NET Interest income, net, was $5.6 million for the year ended December 31, 2000, compared with interest expense, net, of $0.5 million for the year ended December 31, 1999. Interest income for the year ended December 31, 2000, resulted from higher average cash balances primarily related to the proceeds received from our initial public offering in October 1999. During the year ended December 31, 1999, we had outstanding long-term debt, which resulted in interest expense in that period. Such long-term debt was fully repaid in July 1999.

INCOME TAX PROVISION (BENEFIT) Income tax provision for the year ended December 31, 2000, was $16.0 million, representing a 42.9% effective income tax rate. Income tax benefit during the year ended December 31, 1999, was $2.7 million. This benefit arose in connection with our conversion to a "C" Corporation in October 1999. At that time, the Company recognized a deferred tax benefit of $4.8 million primarily related to the recognition of net deferred tax assets recorded in accordance with the provisions of SFAS No. 109. During that period prior to the "C" Corporation conversion, we operated as a limited liability company and were therefore not subject to federal income tax on our earnings. In connection with our initial public offering in October 1999, we became a "C" Corporation and accordingly our earnings became subject to income taxes from that date forward.

NET INCOME Net income was $21.3 million for the year ended December 31, 2000, compared with pro forma net income of $11.7 million for the year ended December 31, 1999, as a result of the above mentioned factors. Pro forma net income reflects the income taxes that would have been recorded had the Company been a "C" Corporation for the entire period.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents were $141.2 million, $127.4 million and $154.7 million at December 31, 2001, 2000 and 1999, respectively.

Cash flows from operating activities were $19.4 million, $39.5 million and $28.3 million for the years ended December 31, 2001, 2000 and 1999, respectively. Cash flows from operating activities in 2001 resulted primarily from net income of $21.9 million, depreciation and amortization of $12.8 million, tax benefit from stock option exercises of $1.8 million, partially offset by reductions of $12.0 million in accounts payable and accrued liabilities. Reductions in accounts payable and accrued liabilities were primarily attributable to the timing of payments associated with our new office facility, our Internet technology upgrade project and other vendor payments for product purchases. Accounts receivable decreased $3.4 million from the prior year due to the timing of revenues in the fourth quarter. Cash flows from operating activities in 2000 resulted primarily from net income of $21.3 million, depreciation and amortization of $9.1 million, tax benefits from stock option exercises of $4.2 million, increased accounts payable and accrued liabilities of $14.9 million, partially offset by increased accounts receivable of $7.3 million. Increased accounts receivable resulted primarily from higher revenues, including revenues earned from the publication of the January 2001 issue of Martha Stewart Living magazine, published in December 2000. Increased accounts payable and accrued liabilities is primarily due to liabilities resulting from increased capital expenditures in 2000 and generally higher levels of liabilities resulting from increased business volume. Cash flows from operating activities in 1999 resulted primarily from net income of $25.6 million, depreciation and amortization of $6.6 million, partially offset by deferred income tax benefit of $3.8 million. The deferred tax benefit resulted from the conversion to a "C" Corporation in 1999 in connection with our initial public offering.

Cash flows used in investing activities were $8.1 million, $38.1 million and $6.3 million for the years ended December 31, 2001, 2000 and 1999, respectively. Cash flows used in investing activities in 2001 reflect capital expenditures of $17.3 million, primarily for our website technology upgrade project, $3.9 million used to acquire The Wedding List, partially offset by net investment proceeds of $13.1 million primarily received from the sale of our equity investment in BlueLight.com. Cash flows used in investing activities in 2000 reflect a $13.3 million equity investment in BlueLight.com and $24.8 million in capital expenditures for property and equipment. Cash flows used in investing activities in 1999 represent capital expenditures for property and equipment. We expect capital expenditures to decline to within a range of $8 million to $10 million in 2002.

Cash flows provided from financing activities for the year ended December 31, 2001, were $2.4 million, resulting from the exercise of stock options, partially offset by purchases under a stock repurchase program. Cash flows used in financing activities for the year ended December 31, 2000, were $28.8 million, resulting from the repurchase of 1.366 million shares of our Class A common stock for $32.5 million from Time Publishing Ventures, Inc., partially offset by $3.7 million received from the exercise of stock options in 2000. Cash provided by financing activities during the year ended December 31, 1999, was $108.2 million. In March 1999, we repaid our outstanding long-term debt to Time Publishing Ventures, totaling $27.7 million, with the proceeds received from a $15 million term loan from Bank of America and existing cash balances. The amount outstanding under the loan was repaid in July 1999 with the net proceeds of $25.0 million received from Kleiner Perkins Caufield & Byers, a venture capital firm, for a 5% equity investment in Martha Stewart Living Omnimedia, LLC (MSLO), predecessor to the Company. In October 1999, we completed an initial public offering of 8.3 million shares of Class A common stock, raising net proceeds of $132.3 million. Distributions to members of MSLO were $21.4 million in 1999.

We have a line of credit with Bank of America in the amount of $10 million, which is available to us for seasonal working capital requirements and general corporate purposes. As of December 31, 2001, we had no outstanding borrowings under this facility.

During the year ended 2001, revenues from Kmart Corporation were approximately 13% of the Company's total revenues. As of December 31, 2001, accounts receivable from Kmart were approximately $10.7 million and approximately $13.0 million at the date of Kmart's bankruptcy filing. In March 2002, Kmart assumed its contract with the Company. Accordingly, the Company expects to receive payment for all amounts due from Kmart under the contract as of the bankruptcy filing date.

We believe that our available cash balances together with any cash generated from operations and any funds available under existing credit facilities will be sufficient to meet our operating and recurring cash needs for foreseeable periods. We have not paid dividends on our common stock and do not intend to pay any dividends in the foreseeable future.

SEASONALITY AND QUARTERLY FLUCTUATIONS

Several of our businesses can experience fluctuations in quarterly performance. For example, Martha Stewart Weddings is published four times annually: one issue in each of the second and third quarters and two issues in the fourth quarter. Additionally, the publication schedule of special issue magazines can vary from quarter to quarter. Revenue and income from operations for the Television segment tend to be higher in the fourth quarter due to the broadcast of a holiday prime-time television special. Internet/Direct Commerce revenues also tend to be higher in the fourth quarter due to increased consumer spending during that period. Revenues from the Merchandising segment can vary significantly from quarter to quarter due to new product launches and the seasonality of certain product lines.

FORWARD-LOOKING STATEMENTS

We have included in this Annual Report certain "forward looking statements" as that term is defined in The Private Securities Litigation Reform Act of 1995. These forward-looking statements are not historical facts but instead represent only our current belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. It is possible that our actual results may differ, possibly materially, from the anticipated results indicated in these forward-looking statements. These statements can be identified by terminology such as "may," "will," "should," "could," "expects," "intends," "plans," "anticipates," "believes," "estimates," "potential" or "continue" or the negative of these terms or other comparable terminology. Our actual results may differ materially from those projected in these statements, and factors that could cause such differences include downturns in national and/or local economies; shifts in our business strategies; a softening of the domestic advertising market; increased consolidation among major advertisers or other events depressing the level of advertising spending; changes in consumer reading, purchasing and/or television viewing patterns; unanticipated increases in paper, postage or printing costs; technological developments affecting products or methods of distribution such as the Internet or e-commerce; operational or financial problems at any of our contractual business partners; the receptivity of consumers to our new product introductions; unexpected transitional difficulties at our new direct commerce fulfillment partner; unexpected developments in Kmart Corporation's Chapter 11 proceedings; and changes in government regulations affecting our industries.

MARTHA STEWART LIVING OMNIMEDIA, INC.

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31, 2001, 2000 and 1999
(in thousands except per share data)

	2001	2000	1999
REVENUES			
Publishing	$ 181,708	$ 179,218	$ 145,520
Television	29,522	32,464	30,590
Merchandising	35,572	24,345	20,200
Internet/Direct Commerce	48,825	49,739	36,004
Total revenues	295,627	285,766	232,314
OPERATING COST AND EXPENSES			
Production, distribution and editorial	159,993	157,442	126,043
Selling and promotion	46,672	46,074	39,442
General and administrative	42,118	41,453	37,947
Depreciation and amortization	12,765	9,090	6,560
Total operating cost and expenses	261,548	254,059	209,992
INCOME FROM OPERATIONS	34,079	31,707	22,322
Interest income, net	3,882	5,569	500
INCOME BEFORE INCOME TAXES	37,961	37,276	22,822
Income tax provision (benefit)	16,055	15,998	(2,747)
NET INCOME	$ 21,906	$ 21,278	$ 25,569
EARNINGS PER SHARE			
Basic	$ 0.45	$ 0.44	
Diluted	$ 0.45	$ 0.43	
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING			
Basic	48,639	48,678	
Diluted	49,039	49, 623	

The accompanying notes are an integral part of these consolidated financial statements.

MARTHA STEWART LIVING OMNIMEDIA, INC.

CONSOLIDATED BALANCE SHEETS

December 31, 2001 and 2000
(in thousands except per share data)

	2001	2000
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 141,162	$ 127,425
Accounts receivable, net	45,629	48,993
Inventories	12,952	9,433
Deferred television production costs	3,627	3,949
Other current assets	7,772	6,013
Total current assets	211,142	195,813
PROPERTY, PLANT AND EQUIPMENT, net	45,423	37,349
INTANGIBLE ASSETS, net	49,340	47,207
OTHER NONCURRENT ASSETS, net	5,716	17,045
Total assets	$ 311,621	$ 297,414
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	$ 40,649	$ 48,340
Accrued payroll and related costs	5,988	7,190
Income taxes payable	—	2,590
Current portion of deferred subscription income	28,724	28,782
Total current liabilities	75,361	86,902
DEFERRED SUBSCRIPTION INCOME	9,071	8,614
OTHER NONCURRENT LIABILITIES	4,997	5,782
Total liabilities	89,429	101,298
COMMITMENTS AND CONTINGENCIES		
SHAREHOLDERS' EQUITY		
Class A common stock, $.01 par value, 350,000 shares authorized: 15,160 and 14,559 shares issued in 2001 and 2000, respectively	152	146
Class B common stock, $.01 par value, 150,000 shares authorized; 33,619 and 33,888 shares outstanding in 2001 and 2000, respectively	336	339
Capital in excess of par value	173,470	168,528
Retained earnings	49,009	27,103
Less Class A treasury stock—59 shares at cost	(775)	—
Total shareholders' equity	222,192	196,116
Total liabilities and shareholders' equity	$ 311,621	$ 297,414

The accompanying notes are an integral part of these consolidated financial statements

MARTHA STEWART LIVING OMNIMEDIA, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

For the Years Ended December 31, 2001, 2000 and 1999
(in thousands)

		Class A Common Stock		Class B Common Stock			Class A Treasury Stock			
	Members' Equity	Shares	Amount	Shares	Amount	Capital in excess of par value	Shares	Amount	Retained Earnings	Total
Balance at January 1, 1999	$ 36,815	—	—	—	—	—			—	$36,815
Net income	19,744	—	—	—	—	—			$ 5,825	25,569
Issuance of equity interest	25,000	—	—	—	—	—			—	25,000
Capital distributions	(21,441)	—	—	—	—	—			—	(21,441)
Common shares issued in connection with the merger of Martha Stewart Living Omnimedia LLC into Martha Stewart Living Omnimedia, Inc.	(60,118)	7,111	$ 71	34,127	$ 341	$59,706			—	—
Issuance of shares in connection with initial public offering	—	8,280	83	—	—	132,172			—	132,255
Issuance of shares for employee benefit plans and stock options	—	93	1	—	—	1,203			—	1,204
Balance at December 31, 1999	—	15,484	155	34,127	341	193,081			5,825	199,402
Net income	—	—	—	—	—	—			21,278	21,278
Issuance of shares for employee benefit plans and stock options	—	441	5	—	—	3,704			—	3,709
Repurchase and retirement of common stock	—	(1,366)	(14)	—	—	(32,489)			—	(32,503)
Shares returned on net treasury basis	—	—	—	(239)	(2)	2			—	—
Tax benefit from exercise of stock options	—	—	—	—	—	4,230			—	4,230
Balance at December 31, 2000	—	14,559	146	33,888	339	168,528			27,103	196,116
Net income									21,906	21,906
Conversion of shares	—	269	3	(269)	(3)	—			—	—
Issuance of shares for employee benefit plans and stock options	—	332	3	—	—	3,179			—	3,182
Repurchase of common stock	—	—	—	—	—	—	(59)	($775)	—	(775)
Tax benefit from exercise of stock options	—	—	—	—	—	1,763			—	1,763
Balance at December 31, 2001	—	15,160	$152	33,619	$336	$173,470	(59)	($775)	$49,009	$222,192

The accompanying notes are an integral part of these consolidated financial statements.

MARTHA STEWART LIVING OMNIMEDIA, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2001, 2000 and 1999
(in thousands)

	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 21,906	$ 21,278	$ 25,569
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization	12,765	9,090	6,560
Deferred income tax (benefit) expense	108	(860)	(3,825)
Tax benefit from stock option exercises	1,763	4,230	—
Other noncash charges	—	—	1,670
Changes in operating assets and liabilities, net of acquisitions			
Accounts receivable, net	3,424	(7,310)	(16,423)
Inventories	(3,242)	(3,270)	359
Other current assets	(2,163)	(196)	(1,457)
Deferred television production costs	322	(1,406)	495
Other noncurrent assets	(528)	(946)	(1,087)
Accounts payable and accrued liabilities	(11,993)	14,929	12,717
Income taxes payable	(2,590)	2,257	—
Deferred subscription income	400	2,410	3,507
Other noncurrent liabilities	(783)	(668)	219
	(2,517)	18,260	2,735
Net cash provided by operating activities	19,389	39,538	28,304
CASH FLOWS FROM INVESTING ACTIVITIES			
Capital expenditures	(17,283)	(24,771)	(6,298)
Net investment proceeds (purchases)	13,096	(13,297)	—
Acquisition of business	(3,872)	—	—
Net cash used in investing activities	(8,059)	(38,068)	(6,298)
CASH FLOWS FROM FINANCING ACTIVITIES			
Principal repayment of long-term debt	—	—	(27,650)
Issuance of equity in LLC	—	—	25,000
Issuance of a Class A common stock, net of expenses	3,182	3,709	132,255
Repurchase and retirement of common stock	(775)	(32,503)	—
Distribution to members	—	—	(21,440)
Net cash provided by (used in) financing activities	2,407	(28,794)	108,165
Net increase (decrease) in cash	13,737	(27,324)	130,171
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	127,425	154,749	24,578
CASH AND CASH EQUIVALENTS, END OF YEAR	$141,162	$ 127,425	$ 154,749

The accompanying notes are an integral part of these consolidated financial statements.

(in thousands except share data)

1 THE COMPANY

Martha Stewart Living Omnimedia, Inc. (together with its wholly owned subsidiaries, the "Company") includes the operations, assets and liabilities of Martha Stewart Living Omnimedia LLC ("MSLO"), a predecessor to the Company, which was merged with and into the Company on October 22, 1999. This merger was accounted for as a combination of companies under common control and, accordingly, the financial statements for prior periods have been retroactively restated.

In 1997, the Company entered into an agreement with Time Publishing Ventures, Inc. (together with its parent and affiliated companies, "Time") and purchased Martha Stewart Living magazine as well as the rights to any Martha Stewart Living publications, television programs related to Martha Stewart and the Martha by Mail business, as well as related liabilities, for approximately $53,276, including related acquisition costs (the "MSL acquisition"). Time received a promissory note for $30,000 and a 6.27% equity interest in the Company. The purchase price was calculated taking into consideration the special income distribution of $18 million payable to Time pursuant to the limited liability company agreement of the Company. This distribution was made in February 1997. This transaction, which was consummated on February 3, 1997, has been accounted for as a purchase as of January 1, 1997, the effective date on which the assets and liabilities were transferred. In addition, Time and certain of its affiliates entered into transition and other service agreements with the Company, which are described in Note 9.

The Company is a leading creator of original "how to" content and related products for homemakers and other consumers. The Company's business segments are Publishing, Television, Merchandising and Internet/Direct Commerce. The Publishing segment primarily consists of the Company's magazine operations, and also those related to its book, radio, newspaper, and music operations. The Television segment consists of the Company's television production operations that produce television programming that airs in syndication in the United States and on cable in the United States, Canada, Japan (and certain other international markets), weekly segments on CBS's The Early Show broadcast, as well as periodic prime-time specials. The Merchandising segment consists of the Company's operations related to the design of, and licensing of certain of the Company's trademarks in connection with, merchandise and related promotional and packaging materials that are distributed by the Company's retail and manufacturing partners in exchange for royalty income. The Internet/Direct Commerce segment comprises the Company's operations relating to the Martha by Mail catalog, the website marthastewart.com and the Wedding List.

The Company's revenues from foreign sources were $9,795, $8,322, and $6,233 in 2001, 2000 and 1999, respectively.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of the Company's wholly owned subsidiaries. All significant intercompany transactions have been eliminated.

Cash and Cash Equivalents

Cash and cash equivalents include cash and all short-term securities held for the primary purpose of general liquidity. Such securities mature within three months of the date of acquisition.

(in thousands except share data)

Revenue Recognition

Magazine advertising revenues are recorded upon release of magazines for sale to consumers and are stated net of agency commissions and cash and sales discounts. Allowances for estimated bad debts are provided based upon historical experience.

A proportionate share of magazine subscription revenue is recognized as magazines are delivered to subscribers.

Newsstand revenues are recognized based on the on-sale dates of magazines and are recorded based upon estimates of sales. Estimated returns are recorded based upon historical experience.

Television advertising revenues are recognized when the related commercial is aired and is recorded net of estimated reserves for television audience under delivery.

Royalties and television appearance fees are recorded as earned in accordance with the specific terms of each agreement.

Television Production Costs

Television production costs are capitalized and amortized based on revenue earned as a percentage of total revenue sold for the applicable television product. If a total net loss is projected for a particular product, television production costs are written down to net realizable value.

Intangible Assets

Intangible assets, representing the excess of purchase price over net assets acquired, have been amortized over twenty years. Management reassesses quarterly the appropriateness of both the carrying value and remaining life of intangible assets, principally based on forecasts of future undiscounted cash flows.

Inventories

Inventories consisting of paper and product merchandise are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method.

Advertising Costs

Advertising costs, consisting primarily of direct-response advertising, are expensed in the year incurred.

Earnings Per Share

Basic earnings per share is computed using the weighted average number of actual common shares outstanding during the period. Diluted earnings per share reflect the potential dilution that would occur from the exercise of common stock options outstanding. For the years ended December 31, 2001, and 2000, the dilutive effect of stock options included in the determination of diluted weighted average common shares outstanding were approximately 401,000 and 946,000, respectively. The antidilutive options excluded from this amount totaled 5,013,814 and 571,025, with a weighted average exercise price of $19.05 and $25.91, in 2001 and 2000, respectively.

Options granted under the Martha Stewart Living Omnimedia LLC Nonqualified Class A LLC/Stock Option Plan are not included as they are not dilutive (see Note 7).

(in thousands except share data)

Property, Plant and Equipment

Property, plant and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the lease term or, if shorter, the estimated useful lives of the related assets. The useful lives are as follows:

Studios and studio equipment	3-10 years
Furniture, fixtures and equipment	3-5 years
Computer hardware and software	3-5 years
Leasehold improvements	life of lease

Deferred Subscription Income

Deferred subscription income results from advance payments for subscriptions received from subscribers and is amortized on a straight-line basis over the life of the subscription as issues are served.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Management does not expect such differences to have a material effect on the Company's consolidated financial position or result of operations.

3 EQUITY TRANSACTIONS AND ACQUISITIONS

Acquisition of The Wedding List

In March 2001, the Company paid cash of approximately $3.9 million and assumed certain liabilities to acquire the assets of The Wedding List, a wedding registry and gift business. The acquisition has been accounted for using the purchase method of accounting and, accordingly, has included the results of operations of the acquired business commencing upon the acquisition date. The acquisition resulted in goodwill of approximately $5.3 million, which has been recorded based upon a preliminary estimate of the fair value of net assets acquired and is being amortized over twenty years.

Initial Public Offering

On October 22, 1999, the Company completed an initial public offering of 8.3 million shares of Class A common stock at $18.00 per share, raising net proceeds of $132,255 after underwriting discounts, commissions and expenses.

Strategic Investment

In July 1999, an affiliate of Kleiner Perkins Caufield & Byers, a venture capital firm, acquired 5% of the Company and was issued a warrant to acquire 15% of any publicly traded class of stock issued by the Company that is intended to reflect the performance of the Company's Internet business (as defined in the warrant), in exchange for $25,000 in cash. The warrant may also become exercisable in the event of a business combination relating to, or a sale of all or part of, the Company's Internet business. The warrant, which has an exercise price of $21,000, expires July 27, 2002, and may expire earlier in certain circumstances. $14,250 of the proceeds from this transaction were used to repay the loan from Bank of America, N.A. (see Note 10).

Common Stock

The Company has two classes of common stock outstanding. The Class B common stock is identical in all respects to Class A common stock, except with respect to voting and conversion rights. Each holder of Class B common stock is entitled to ten votes for each share held of record and is convertible on a one-for-one basis to Class A stock.

Stock Repurchases

In September 2001, the Board of Directors authorized the repurchase of up to $5,000 of the Company's outstanding common stock. Pursuant to the program, purchases of stock may be made from time to time, in the open market, subject to market conditions and at prevailing market prices. During the year ended December 31, 2001, the Company purchased approximately 59,000 shares of its Class A common stock at a cost of $775.

(in thousands except share data)

4 ACCOUNTS RECEIVABLE, net

The components of accounts receivable at December 31 , 2001 and 2000 are as follows:

	2001	2000
Advertising	$ 31,337	$ 33,645
Newsstand	2,236	3,518
Licensing	9,122	7,172
Other	7,434	9,024
	50,129	53,359
Less: reserve for credits and uncollectible accounts	4,500	4,366
	$ 45,629	$ 48,993

5 INVENTORIES

The components of inventories at December 31 , 2001 and 2000 are as follows:

	2001	2000
Paper	$4,526	$ 4,151
Product merchandise	8,426	5,282
	$12,952	$ 9,433

6 PROPERTY, PLANT AND EQUIPMENT, net

The components of property, plant and equipment at December 31, 2001 and 2000 are as follows:

	2001	2000
Studios and equipment	$ 6,765	$ 6,765
Furniture, fixtures and equipment	9,714	8,562
Computer hardware and software	31,191	15,628
Leasehold improvements	20,361	19,424
	68,031	50,379
Less: accumulated depreciation and amortization	22,608	13,030
	$ 45,423	$ 37,349

Depreciation expense was $9,578, $6,140 and $3,610 for the years ended December 31,2001, 2000 and 1999, respectively.

Included in property, plant and equipment are assets that were acquired under capital leases in the amount of $7,781, with accumulated amortization of $5,793 and $3,362 at December 31, 2001 and 2000, respectively. Depreciation expense associated with assets under capital leases is included in total depreciation expense.

(in thousands except share data)

7 EMPLOYEE BENEFIT PLANS

Retirement Plans

The Company established a 401(k) retirement plan effective July 1, 1997, available to substantially all employees. An employee can contribute any percentage of compensation to the plan, up to a maximum of 15% or the maximum allowable contribution by the IRS ($10.5 in 2001 and 2000 and $10 in 1999), whichever is less. The Company matches 50% of the first 6% of compensation contributed. Employees vest in employer matching contributions over a period of four years of service. The employer matching contributions totaled approximately $927, $779 and $385 for the years ended December 31, 2001, 2000 and 1999, respectively.

The Company does not sponsor any postretirement and/or postemployment benefit plan.

Stock Options

The Company established the Martha Stewart Living Omnimedia LLC Nonqualified Class A LLC Unit/Stock Option Plan (the "1997 Option Plan") in November 1997 under which options to purchase 539,564 LLC units were outstanding as of December 31, 1998, based upon an assumed 10 million outstanding LLC units. In connection with the merger with MSLO in October 1999, the outstanding options for approximately 509,841 LLC units were converted into options to purchase 1,995,740 shares of Class A common stock. The Company has an agreement with Martha Stewart whereby she will periodically return to the Company shares of Class B common stock owned by her or her affiliates in amounts corresponding on a net treasury basis to the number of these options exercised during the relevant period. During 2000, 238,456 shares of Class B common stock were returned under this agreement. Accordingly, options outstanding under this plan are not dilutive. The vesting schedule for options granted under the plan is generally as follows: 10% at December 31, 1998 and 1999, 20% at December 31, 2000 and 2001, and 40% on December 31, 2002. The status of this stock option plan is summarized as follows:

	Number of shares	*Weighted average exercise price*
Outstanding as of October 22, 1999	1,995,740	$ 0.63
Exercised	(27,463)	$ 0.60
Outstanding as of December 31, 1999	1,968,277	$ 0.63
Exercised	(216,069)	$ 0.65
Cancelled	(77,219)	$ 0.60
Outstanding as of December 31, 2000	1,674,989	$ 0.63
Exercised	(155,270)	$ 0.60
Cancelled	(143,781)	$ 0.60
Outstanding as of December 31, 2001	1,375,938	$ 0.63

Options exercisable at:		
December 31, 1999	647,815	$ 0.63
December 31, 2000	753,545	$ 0.62
December 31, 2001	836,975	$ 0.61

(in thousands except share data)

The Company has additional stock option plans that provide for the granting of stock options to employees and non-employee members of the Company's Board of Directors. The options granted under these plans are to purchase Class A common stock at the fair market value at the date of grant. Employee stock options vest ratably on each of the first four anniversaries of the grant date. Non-employee director options vest on the first anniversary of the date of the grant of such option. The term of the options granted under these plans is ten years. The status of these stock option plans is summarized as follows:

	Number of shares	*Weighted average exercise price*
Granted	5,131,840	$ 17.65
Exercised	—	—
Cancelled	(1,800)	18.00
Outstanding as of December 31, 1999	5,130,040	17.65
Granted	2,011,753	18.23
Exercised	(223,717)	16.16
Cancelled	(415,305)	17.81
Outstanding as of December 31, 2000	6,502,771	17.87
Granted	2,512,900	16.52
Exercised	(173,793)	17.33
Cancelled	(1,045,911)	15.87
Outstanding as of December 31, 2001	7,795,967	$ 17.74

Options exercisable at:		
December 31, 1999	—	—
December 31, 2000	1,059,243	$ 17.97
December 31, 2001	2,292,420	$ 18.17

As permitted by Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock Based Compensation," the Company has elected to continue accounting for employee stock compensation under the APB 25 rules, but disclose pro forma results using SFAS No. 123's alternative accounting treatment, which calculates the total compensation expense to be recognized as the fair value of the award at the date of grant. The fair value of options granted were estimated on the grant date using the Black-Scholes option pricing model, using the following assumptions:

	2001	2000	1999
risk-free interest rates	4.82%	6.23%	5.78%
dividend yields	Zero	Zero	Zero
expected volatility	57%	46%	25%
expected option life	6 years	6 years	6 years
fair market value per share granted	$ 7.23	$ 9.71	$ 6.63

(in thousands except share data)

Under SFAS No. 123, compensation cost is recognized in the amount of the estimated fair value of the options over the options' vesting period. The pro forma effect on net income for the years ended December 31, 2001, 2000, and 1999 were as follows:

	2001	2000	1999
NET INCOME			
As reported	$ 21,906	$ 21,278	$ 25,569
Pro forma	14,599	16,205	24,569
Pro forma earnings per share, diluted	$ 0.30	$ 0.33	—

Equity Compensation Plans

The Company had a Phantom Performance Unit Plan, which provided for the grant of performance units to all employees of the Company with at least one year of service, other than officers, who had no minimum service period. The Phantom Plan terminated upon the completion of the initial public offering on October 22, 1999, with no benefits payable to participants. However, the Board of Directors approved the payment of an award to the participants in the Phantom Plan at termination date, whereby the Company distributed 65,800 shares of Class A common stock to the participants on the date of the initial public offering. The company recognized compensation expense of $1,184 in 1999, representing the market value of the shares distributed at the date of the distribution.

8 INCOME TAXES

Prior to its conversion to corporate form on October 22, 1999, the Company operated as a limited liability company and generally was not subject to U.S. federal and state income taxes. The earnings of the Company were subject to local unincorporated business taxes. The results of operations were reportable by the members of the limited liability company on their respective tax returns. Effective with the conversion from a limited liability company, the Company became subject to U.S. federal, state and local income taxes. The provision (benefit) for income taxes consists of the following for the years ended December 31, 2001, 2000, and 1999:

	2001	2000	1999
CURRENT INCOME TAXES			
Federal	$ 12,152	$ 12,292	$ 60
State and local	3,372	4,190	555
Foreign	423	376	463
Total current income tax expense	15,947	16,858	1,078
DEFERRED INCOME TAXES (BENEFIT)			
Federal	81	(640)	(2,900)
State and local	27	(220)	(925)
Total deferred income tax expense (benefit)	108	(860)	(3,825)
Income tax provision (benefit)	$ 16,055	$ 15,998	$ (2,747)

(in thousands except share data)

A reconciliation from the federal income tax provision at the statutory rate to the effective rate for the year ended December 31, 2001 and 2000 is as follows:

	2001	2000
Computed tax at the federal statutory rate of 35%	$ 13,286	$ 13,047
State income taxes, net of federal benefit	2,209	2,581
Non-deductible goodwill amortization	965	965
Non-deductible expense	25	315
Non-taxable interest income	(430)	(910)
Provision for income taxes	16,055	$ 15,998
Effective tax rate	42.3%	42.9%

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. In connection with the conversion to a "C" Corporation in 1999, the Company recognized a deferred tax benefit of $4,810 primarily related to the recognition of net deferred tax assets recorded in accordance with the provisions of SFAS No. 109. Such benefit is included in the income tax provision (benefit) in 1999. Significant components of the Company's deferred tax assets and liabilities as of December 31, 2001 and 2000 are as follows:

	2001	2000
DEFERRED TAX ASSETS		
Inventory obsolescence reserves	$ 1,213	$ 1,457
Provision for doubtful accounts	1,000	1,087
Accrued rent	1,159	949
Reserve for newsstand returns	1,294	743
Accrued compensation	82	603
Other	345	428
Total deferred tax assets	5,093	5,267
DEFERRED TAX LIABILITIES		
Depreciation and amortization	(26)	(407)
Total deferred tax liabilities	(26)	(407)
NET DEFERRED INCOME TAX ASSET	$ 5,067	$ 4,860

9 RELATED PARTY TRANSACTIONS

The Company has entered into a services agreement with Time, whereby Time provides certain administrative, purchasing, editing and sales services to the Company, including the purchase of paper. The cost of these services amounted to approximately $32,042, $34,749, and $26,812 in 2001, 2000, and 1999, respectively, including $31,331, $34,149, and $26,205 of paper purchases, respectively.

(in thousands except share data)

The Company also entered into agreements with Time whereby Time provides fulfillment services for Martha by Mail products and the Company's magazines. The fees for these services amounted to approximately $21,753, $21,462 and $16,063 in 2001, 2000, and 1999, respectively. The Company no longer uses Time to provide such services for Martha by Mail Products.

The Company also entered into an agreement with Time, whereby Time provides newsstand distribution services for the Company's magazines. The fees for these services amounted to approximately $2,338, $2,091, and $1,658 in 2001, 2000, and 1999, respectively.

The aggregate amounts due to Time included in accounts payable and accrued liabilities were approximately $6,784 and $11,628 as of December 31, 2001 and 2000, respectively. Aggregate amount due from Time included in accounts receivable, net, was $1,335 and $1,424 as of December 31, 2001 and 2000, respectively.

Oxmoor House Inc., an affiliate of Time, currently publishes the Martha Stewart Living series of books. The Company has a contract with Oxmoor House whereby the Company and Oxmoor House split net profits from the sale of books. Income recognized under these agreements was approximately $2,296, $2,327, and $2,531, in 2001, 2000, and 1999, respectively.

The Company has entered into a location rental agreement with Martha Stewart, whereby the Company uses various properties owned by Martha Stewart. The fees for use of these properties amounted to $2,000 in each of 2001, 2000, and 1999.

In 2001, the Company entered into a split dollar life insurance arrangement with Martha Stewart and a partnership controlled by her (the "partnership") pursuant to which the Company agreed to pay a significant portion of the premiums on a whole life insurance policy insuring Ms. Stewart and owned by and benefiting the Partnership. The Company will be repaid the cumulative premium payments it has made upon the earlier of Ms. Stewart's death or the voluntary termination of the arrangement by Ms. Stewart. If the arrangement lasts more than sixteen years, the Company will no longer be obligated to make premium payments and will receive interest on the outstanding amount paid by the Company as of such time. As of December 31, 2001, the aggregate amount paid by the Company under this arrangement is $1,122.

During 2001, 2000, and 1999 the Company paid $255, $216, and $194, respectively, to a company owned by Martha Stewart for various expenses it incurred on the Company's behalf.

From time to time, the Company uses the service of a law firm of which Martha Stewart's son-in-law is a partner. The Company paid an aggregate of approximately $72 and $166 in fees and expenses in respect of such services in 2000 and 1999, respectively.

10 LINE OF CREDIT

The Company had a note payable aggregating $27,650 to Time Publishing Ventures, Inc. at December 31, 1998. The note was due on February 3, 2001, and bore interest at the current prime rate plus 1% per annum. In March 1999, the Company entered into an agreement with Bank of America, N.A., formerly known as NationsBank, N.A., for a loan in the amount of $15,000. The proceeds from the loan were used, along with existing cash balances, to pay in

(in thousands except share data)

full the note payable to Time Publishing Ventures aggregating $27,650 plus accrued interest. In July 1999, the Company repaid the Bank of America, N.A. loan with the proceeds received from the Kleiner Perkins investment (see Note 3).

The Company has an agreement with Bank of America, N.A. for a line of credit in the amount of $10,000 with an interest rate equal to LIBOR plus 1% per annum. The agreement also requires the Company to pay a commitment fee equal to one-quarter of 1% per annum of the unused available borrowings. As of December 31, 2001, the Company did not have any amounts outstanding under this agreement.

11 COMMITMENTS AND CONTINGENCIES

During the year ended 2001, the revenues from Kmart Corporation were approximately 13% of the company's total revenues. As of December 31, 2001, accounts receivable from Kmart were approximately $10,700. On January 22, 2002, Kmart Corporation filed for reorganization under Chapter 11 bankruptcy protection. The Company is a party to a long-term license agreement with Kmart. The Company expects to receive payment for all amounts due from Kmart under the contract as of the bankruptcy filing date.

The Company leases office facilities and equipment for terms extending through 2010 under operating lease agreements. Total rent expense charged to operations for all such leases was approximately $8,390, $8,927, and $3,341 for the years ended December 31, 2001, 2000, and 1999, respectively.

The following is a schedule of future minimum payments under capitalized and operating leases at December 31, 2001:

	Capitalized Leases	*Operating Leases*
2002	$ 2,406	$ 8,231
2003	483	8,345
2004	—	8,509
2005	—	8,602
2006	—	8,183
Thereafter	—	28,696
Total minimum lease payments	2,889	$ 70,566
Imputed interest	174	
Present value of minimum capitalized lease payments	2,715	
Current portion	2,243	
Long-term capitalized lease obligation	$ 472	

(in thousands except share data)

The Company has outstanding letters of credit for $2,326 as security for certain leases as of December 31, 2001.

In the ordinary course of business, the Company is involved in various legal proceedings. The Company believes that the ultimate resolution of these claims to the extent not covered by insurance or other third party indemnities, will not, individually or in the aggregate, have a material adverse effect on the Company's financial position or results of operations.

12 OTHER INFORMATION

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and long-term debt. The carrying amount of these accounts approximates fair value.

Accumulated amortization of intangible assets was $14,989 and $11,802 at December 31, 2001 and 2000, respectively. Amortization expense was $3,187, $2,950, and $2,950 for the years ended December 31, 2001, 2000, and 1999, respectively.

Advertising expense was $15,415, $16,276, and $14,541 for the years ended December 31, 2001, 2000, and 1999 respectively.

Interest paid was $390, $598, and $2,705 for the years ended December 31, 2001, 2000, and 1999, respectively.

Income taxes paid were $17,613, $10,372, and $716 for the years ended December 31, 2001, 2000, and 1999, respectively.

Included in other noncurrent assets at December 31, 2000, is an investment of approximately $13.3 million in BlueLight.com, an e-commerce company. The investment was carried at cost. During the year ended December 31, 2001, the company received $13.3 million in connection with the sale of its equity in Bluelight.com to Kmart Corporation.

(in thousands except share data)

13 INDUSTRY SEGMENTS

The Company's industry segments are discussed in Note 1. Segment information for the years ended December 31, 2001, 2000, and 1999 was as follows:

	Publishing	Television	Merchandising	Internet / Direct Commerce	Corporate Charges	Consolidated
2001						
Revenues	$ 181,708	$ 29,522	$ 35,572	$ 48,825	—	$ 295,627
Income (loss) from operations	66,138	2,674	29,861	(27,015)	(37,579)	34,079
Depreciation and amortization	158	1,824	633	2,236	7,914	12,765
Total assets	32,083	17,674	8,265	32,039	221,560	311,621
Capital expenditures	136	31	104	13,852	3,160	17,283
2000						
Revenues	$ 179,218	$ 32,464	$ 24,345	$ 49,739	—	$ 285,766
Income (loss) from operations	66,266	5,748	24,160	(25,659)	(38,808)	31,707
Depreciation and amortization	—	1,874	—	192	7,024	9,090
Total assets	30,662	21,850	8,543	12,871	223,488	297,414
Capital expenditures	—	702	—	1,873	22,196	24,771
1999						
Revenues	$ 145,520	$ 30,590	$ 20,200	$ 36,004	—	$ 232,314
Income (loss) from operations	48,525	4,708	20,013	(14,767)	(36,157)	22,322
Depreciation and amortization	—	1,569	—	—	4,991	6,560
Total assets	24,570	20,696	7,265	7,444	221,796	281,771
Capital expenditures	—	98	—	—	6,200	6,298

14 RECENT ACCOUNTING PRONOUNCEMENTS

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). Under SFAS 142, goodwill is no longer subject to amortization over its estimated useful life. Rather, goodwill is subject to an annual assessment for impairment by applying a fair-value based test. The standard is effective beginning January 1, 2002. The Company has yet to determine the impact of the standard on its financial position and results of operations.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and discontinued operations. The standard is effective beginning January 1, 2002. The Company has determined that the impact of initial adoption will not have a material impact on the results of operations or financial position.

To the Board of Directors and Shareholders of Martha Stewart Living Omnimedia, Inc.

We have audited the accompanying consolidated balance sheets of Martha Stewart Living Omnimedia, Inc. (a Delaware corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Martha Stewart Living Omnimedia, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

ARTHUR ANDERSEN LLP

New York, New York
February 7, 2002

SELECTED QUARTERLY FINANCIAL DATA

(in thousands except per share data)

Year ended December 31, 2001	*First Quarter*	*Second Quarter*	*Third Quarter*	*Fourth Quarter*	*Total*
Revenues	$ 71,245	$ 69,690	$ 69,635	$ 85,058	$ 295,627
Income from operations	9,408	7,869	7,354	9,448	34,079
Net income	6,208	5,199	4,769	5,730	21,906
EARNINGS PER SHARE					
Basic	$ .13	$ .11	$ .10	$ .12	$ .45
Diluted	$ .13	$ .11	$ .10	$ .12	$ .45
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING					
Basic	48,516	48,608	48,727	48,703	48,639
Diluted	49,176	49,081	49,022	48,824	49,039
STOCK PRICES PER SHARE[1]					
High sales price	$ 27.56	$ 23.10	$ 23.50	$ 19.52	
Low sales price	$ 17.11	$ 15.12	$ 12.10	$ 13.49	

Year ended December 31, 2000	*First Quarter*	*Second Quarter*	*Third Quarter*	*Fourth Quarter*	*Total*
Revenues	$ 69,146	$ 69,193	$ 61,889	$ 85,538	$ 285,766
Income from operations	9,347	8,543	5,200	8,617	31,707
Net income	5,581	5,952	3,820	5,925	21,278
EARNINGS PER SHARE					
Basic	$ .11	$ .12	$ .08	$ .12	$ .44
Diluted	$ .11	$ .12	$ .08	$ .12	$ .43
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING					
Basic	49,616	48,277	48,365	48,473	48,678
Diluted	51,164	48,704	50,741	49,467	49,623
STOCK PRICES PER SHARE					
High sales price	$ 30.19	$ 25.94	$ 34.81	$ 29.50	
Low sales price	$ 21.13	$ 13.06	$ 21.06	$ 17.25	

1 As of March 1, 2002, there were 4,923 holders of record of the Company's Class A Common Stock and one holder of record of the Company's Class B Common Stock.

PHOTOGRAPHY

COVER Hans Gissenger

TABLE OF CONTENTS Anna Williams, Simon Watson, Amy Neunsinger, Christopher Baker, Gentl & Hyers, Josh Titus, Victoria Pearson, Sang An

TO OUR SHAREHOLDERS Peter Arnell

THE WHOLE IS GREATER THAN THE SUM OF THE PARTS
publishing Victor Schrager; *television* Elliston Lutz, Victor Schrager; *merchandise* Lisa Hubbard; *Internet/direct commerce* Gentl & Hyers, Victor Schrager, Lisa Hubbard

PRESIDENT'S LETTER Susan Salinger

PUBLISHING *first row* Formula Z/S, William Abranowicz, Christopher Baker; *second row* Amy Neunsinger, William Abranowicz, *Kids cover:* Victoria Pearson, Stephen Lewis, William Abranowicz, Sang An, Victor Schrager; *third row* Anna Williams, Stephen Lewis, William Abranowicz

TELEVISION *top row* Frank Heckers, Jennifer Tzar, William Abranowicz; *TV stills* Todd Atkinson *(soap kit)*, Vanessa Lenz *(all others)*

MERCHANDISING *Keeping* Stephen Lewis *(advertisement)* Gentl & Hyers *(all others)*; *3, 4, & 5 Star Program* Maura McEvoy, William Abranowicz; *Decorating* Michael Mundy, William Abranowicz, Charles Maraia, William Abranowicz; *Japan* Victoria Pearson

INTERNET/DIRECT COMMERCE *top row* Anna Williams, Jenny Risher, Anna Williams; *middle row* Laura Moss, Sang An, Jenny Risher, Christopher Baker; *bottom row* Formula Z/S, Richard Pierce, Colm Johnson, Lisa Hubbard

BUSINESS DEVELOPMENT *1982* Michael Skott; *1991* Neil Kirk; *1993* Chris Sanders, Todd Eberle, Victoria Pearson; *1994* Victoria Pearson, William Abranowicz; *1995* Thibault Jeanson, Amy Neunsinger; *1996* Carlton Davis; *1997* Gentl & Hyers; *1998* Carlton Davis, Victoria Pearson; *1999* Carlton Davis, Elliston Lutz, Anna Williams; *2000* Lisa Hubbard, Jay Zukerkorn, Jennifer Tzar; *2001* Sang An, Stephen Lewis, Gentl & Hyers, Christopher Baker, Amy Neunsinger, William Abranowicz

FUTURE Karl Juengel

CORPORATE MANAGEMENT

Martha Stewart
Chairman and Chief Executive Officer

Sharon Patrick
President and Chief Operating Officer

Gael Towey
SEVP, Creative Director

Gregory R. Blatt
EVP, Business Affairs and General Counsel

Dora Braschi Cardinale
EVP, Print Production

James Follo
EVP, Chief Financial Officer

Shelley S. Nandkeolyar
EVP, President—Internet/Direct Commerce

Margaret Roach
EVP, Editor-In-Chief

Suzanne Sobel
EVP, Advertising Sales and Marketing

Lauren Podlach Stanich
EVP, President—Publishing

BOARD OF DIRECTORS

Martha Stewart

Sharon Patrick

Arthur C. Martinez
Retired Chairman and CEO
Sears, Roebuck and Co.

Darla D. Moore
Partner
Rainwater, Inc.

Naomi O. Seligman
Co-Founder
Cassius Advisers

Jeffrey W. Ubben
Managing Partner
ValueAct Capital Partners, LLC

STOCK LISTING

Martha Stewart Living Omnimedia, Inc.
Class A Common Stock is listed on the
New York Stock Exchange; ticker symbol: MSO

AUDITOR

Arthur Andersen LLP

SHAREHOLDER SERVICES/ TRANSFER AGENT AND REGISTRAR

Mellon Investor Services LLC
85 Challenger Road Overpeck Center
Ridgefield Park, New Jersey 07660
(888) 540-9883
E-mail: shrrelations@melloninvestor.com

INVESTOR INFORMATION

Investor inquiries should be directed to:
Howard Hochhauser
Investor Relations
Martha Stewart Living Omnimedia, Inc.
11 West 42nd Street, 25th Floor
New York, NY 10036
(212) 827-8455
E-mail: ir@marthastewart.com
http://www.marthastewart.com/ir

A copy of the company's annual report filed with the Securities and Exchange Commission (Form 10-K) will be furnished without charge to any shareholder upon request. Other SEC filings and company information, including press releases, can be found at www.marthastewart.com/ir.

PRESS RELATIONS

Elizabeth J. Estroff
Director of Corporate Communications

Susan Magrino
Susan Magrino Agency
Director of Public Relations

ANNUAL MEETING

The Annual Meeting of Stockholders will be held on Thursday, May 9th, 2002, at 2:00 p.m., at the Equitable Auditorium, 787 Seventh Avenue, New York, NY.

MARTHA STEWART Living OMNIMEDIA

11 WEST 42ND STREET NEW YORK NY 10036 212.827.8000